FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of June 2004.

Total number of pages: 5

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Notification of change in reference documents to the Securities Registration Statement submitted on May 28, 2004 and the amended Registration Statement to the Securities Registration Statement submitted on June 9, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2004
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations
& Public Relations & Advertising

[Cover Page]

[Type of document submitted]	Amendment to securities registration statement
[Submitted to]	Director, Kanto Local Finance Bureau
[Date of submission]	June 24, 2004
[Company name]	Nihon Densan Kabushiki Kaisha
[English name]	NIDEC CORPORATION
[Name and title of the legal representative]	Shigenobu Nagamori,
President, CEO & Representative Director
[Headquarters address]	338 Tonoshiro-cho, Kuze, Minami-ku, Kyoto
[Telephone]	(075) 922-1111 (general number)
[Contact Person]	Hidetoshi Matsuhashi,
General Accounting Manager
[Nearest contact address]	338 Tonoshiro-cho, Kuze, Minami-ku, Kyoto
[Telephone]	(075) 922-1111 (general number)
[Contact Person]	Hidetoshi Matsuhashi,
General Accounting Manager
[Type of securities to be offered (sold) subject to registration]	Stock
[Value of securities to be offered (sold)]	Allotment to other parties: ¥8,028,525,000
(Note) The offering amount is an estimate based on the market value at the time of submission of the securities registration statement.
[Items regarding stabilization operation]	No relevant items
[Locations where the statement is available for public inspection]	Tokyo Stock Exchange, Inc. (2-1 Nihombashi Kabuto-cho, Chuo-ku, Tokyo) Osaka Securities Exchange Co., Ltd. (1-6-10 Kitahama, Chuo-ku, Osaka)

1 [Reason for Submission of an Amended Registration Statement to the Securities Registration Statement]

We submitted a financial report and accompanying documents to Kanto Local Finance Bureau on June 24, 2004. Through the submission of the financial report and accompanying documents, such documents become reference documents to the Securities Registration Statement submitted on May 28, 2004 and the amended Registration Statement to the Securities Registration Statement submitted on June 9, 2004.

2 [Matters Amended]

Part 2 [Reference Information]

Section 1 [Reference Document]

3 [Amended Portions]

Amended portions are underlined.

Part 2. [Reference information]

Section 1 [Reference information]

(Previously issued)

Please refer to the documents listed below regarding the items stated under Article 5, Paragraph 1, Item 2 of the Securities and Exchange Law, such as the condition of the company, business conditions, etc. The following documents have been disclosed via the Electronic Disclosure for Investors’ NETwork (EDINET) system in accordance with the disclosure stipulations under Article 27-30-2 of the Securities and Exchange Law.

1.  Financial report and accompanying documents

Business year: 30th (from April 1, 2002 to March 31, 2003)

Submitted to the Director, Kanto Local Finance Bureau on June 26, 2003

2.  Half-year report

Business year: Interim, 31st (from April 1, 2003 to September 30, 2003)

Submitted to the Director, Kanto Local Finance Bureau on December 19, 2003

3.  Provisional report

A provisional report was submitted to the Director, Kanto Local Finance Bureau on September 30, 2003 in accordance with Article 24-5, Paragraph 4 of the Securities and Exchange Law and also in accordance with Article 19, Paragraph 1 and Article 19, Paragraph 2, Item 1 of the Cabinet Order related to the disclosure of business contents, etc, following the submission of the financial report (1) and prior to the submission of this document (May 28, 2004). In addition, a provisional report was submitted to the Director, Kanto Local Finance Bureau on February 2, 2004 in accordance with Article 24-5, Paragraph 4 of the Securities and Exchange Law and also in accordance with Article 19, Paragraph 2, Item 3 of the Cabinet Order related to the disclosure of business contents, etc.

4.  Reissued report

Reissued reports (of the aforementioned provisional report submitted to the Director, Kanto Local Finance Bureau on September 30, 2003) were submitted to the Director, Kanto Local Finance Bureau on October 1, 2003 and October 7, 2003 respectively in accordance with Article 24 – 5, Paragraph 5 of the Securities and Exchange Law.

(Amendment)

Please refer to the documents listed below regarding the items stated under Article 5, Paragraph 1, Item 2 of the Securities and Exchange Law, such as the condition of the company, business conditions, etc. The following documents have been disclosed via the Electronic Disclosure for Investors’ NETwork (EDINET) system in accordance with the disclosure stipulations under Article 27-30-2 of the Securities and Exchange Law.

 Financial report and accompanying documents

Business year: 31th (from April 1, 2003 to March 31, 2004)

Submitted to the Director, Kanto Local Finance Bureau on June 24, 2004

(Item 2., 3. and 4. have been deleted. Numbering for 1. “Financial report and accompanying documents” has been also deleted.)